tns

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
SEP 30 2005
WASH, D.C. 192

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

05011622

SUPPL

27 September 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Opinion Research Limited – Company No. 00835544 – Form 288c Change of Particulars for director or secretary.
2. TNS IOTA Ltd – Company no. 5345618 – Form 288c Change of Particulars for director or secretary.
3. TNS Marketing Limited – Company no. 02184976 – Form 288c Change of Particulars for director or secretary.
4. MRM Distributions Limited – Company no. 02182246 - Form 288c Change of Particulars for director or secretary.
5. Aidcom Technology Limited – Company no. 01641049 - Form 288c Change of Particulars for director or secretary.
6. Professional Perspectives Limited – Company no. 00629357 – Form 288c Change of Particulars for director or secretary.
7. TNS Kappa Limited – Company no. 5400141 - Form 288c Change of Particulars for director or secretary.
8. TNS Nectar UK Limited – Company no. 5522068 – Form 288c Change of Particulars for director or secretary.
9. TNS-NFO LLC – Form 288c Change of Particulars for director or secretary.
10. TNS Overseas Holdings (Zeta) Limited – Company no. 04177804 - Form 288c Change of Particulars for director or secretary.
11. TNS Overseas Holdings (Gamma) Limited – Company no. 03965469 - Form 288c Change of Particulars for director or secretary.
12. TNS Overseas Holdings (Epsilon) Limited – Company no. 03986121 - Form 288c Change of Particulars for director or secretary.
13. TNS Overseas Holdings (Delta) Limited – Company no. 03968944 - Form 288c Change of Particulars for director or secretary.
14. TNS Overseas Holdings (Beta) Limited – Company no. 03965472 - Form 288c Change of Particulars for director or secretary.

dlw 10/5

X:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050927 - (Securities & Exchange Commission)(Form 288c Change of particulars for director or secretary).doc

15. TNS Overseas Holdings (Alpha) Limited – Company no. 03965470 - Form 288c Change of Particulars for director or secretary.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

27 September 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Opinion Research Limited – Company No. 00835544 – Form 288c Change of Particulars for director or secretary.
2. TNS IOTA Ltd – Company no. 5345618 – Form 288c Change of Particulars for director or secretary.
3. TNS Marketing Limited – Company no. 02184976 – Form 288c Change of Particulars for director or secretary.
4. MRM Distributions Limited – Company no. 02182246 - Form 288c Change of Particulars for director or secretary.
5. Aidcom Technology Limited – Company no. 01641049 - Form 288c Change of Particulars for director or secretary.
6. Professional Perspectives Limited – Company no. 00629357 – Form 288c Change of Particulars for director or secretary.
7. TNS Kappa Limited – Company no. 5400141 - Form 288c Change of Particulars for director or secretary.
8. TNS Nectar UK Limited – Company no. 5522068 – Form 288c Change of Particulars for director or secretary.
9. TNS-NFO LLC – Form 288c Change of Particulars for director or secretary.
10. TNS Overseas Holdings (Zeta) Limited – Company no. 04177804 - Form 288c Change of Particulars for director or secretary.
11. TNS Overseas Holdings (Gamma) Limited – Company no. 03965469 - Form 288c Change of Particulars for director or secretary.
12. TNS Overseas Holdings (Epsilon) Limited – Company no. 03986121 - Form 288c Change of Particulars for director or secretary.
13. TNS Overseas Holdings (Delta) Limited – Company no. 03968944 - Form 288c Change of Particulars for director or secretary.
14. TNS Overseas Holdings (Beta) Limited – Company no. 03965472 - Form 288c Change of Particulars for director or secretary.

X:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050927 - (Securities & Exchange Commission)(Form 288c Change of particulars for director or secretary).doc

15. TNS Overseas Holdings (Alpha) Limited – Company no. 03965470 - Form 288c Change of Particulars for director or secretary.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

London
W5 1UA

t +44 208 967 4421
f +44 208 967 1446
adjoa.prempeh@tns-global.com

Adjoa Prempeh
Share Plan Co-ordinator

SEC MAIL PROCESSING SECTION RECEIVED SEP 3 0 2005 WASH, D.C. 192

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

VIA Securicor Diamond

26 September 2005

Dear Sir/Madam

Opinion Research Limited
TNS Iota Ltd
TNS Marketing Limited
MRM Distributions Limited
Aidcom Technology Limited
Professional Perspectives Limited
TNS Kappa Limited
TNS Nectar UK Limited
TNS-NFO LLC
TNS Overseas Holdings (Zeta) Limited
TNS Overseas Holdings (Gamma) Limited
TNS Overseas Holdings (Epsilon) Limited
TNS Overseas Holdings (Delta) Limited
TNS Overseas Holdings (Beta) Limited
TNS Overseas Holdings (Alpha) Limited

Please find enclosed completed and signed forms 288c in respect of change of residential address for Mr David Parry, who is a director for the above-mentioned companies.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Adjoa Prempeh

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

x:\users\companysecretarial 050101\companies house\050926_let.doc

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00835544

Company Name in full Opinion Research Limited

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 24 Month 09 Year 2005

Name * Style / Title ______ * Honours etc ______

Forename(s): David

Surname: Parry

† Date of Birth: Day 25 Month 01 Year 1964

Change of name *(enter new name)*

Forename(s): ______

Surname: ______

Change of usual residential address *(enter new address)*

42 Kerr Place, Old Brewery Close

Post town: Aylesbury

County / Region: ______ Postcode: HP21 7BB

Country: United Kingdom

Other Change *(please specify)* ______

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/9/05

(**director/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5345618

Company Name in full TNS IOTA Ltd

Changes of particulars form

Complete in all cases

Date of change of particulars

Day	Month	Year
24	09	2005

Name * Style / Title | * Honours etc

Forename(s) David

Surname Parry

† Date of Birth

Day	Month	Year
25	01	1964

Change of name *(enter new name)*

Forename(s)

Surname

Change of usual residential address *(enter new address)*

42 Kerr Place, Old Brewery Close

Post town Aylesbury

County / Region

Postcode HP21 7BB

Country United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/9/05

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Adjoa Prempeh, TNS House, Westgate
London W5 1UA

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02184976

Company Name in full TNS Marketing Limited

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 24 Month 09 Year 2005

Name * Style / Title: * Honours etc:

Forename(s): David

Surname: Parry

† Date of Birth: Day 25 Month 01 Year 1964

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: 42 Kerr Place, Old Brewery Close

Post town: Aylesbury

County / Region:

Postcode: HP21 7BB

Country: United Kingdom

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/9/05

(~~**director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02182246

Company Name in full MRM Distributions Limited

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 24 Month 09 Year 2005

Name * Style / Title:

* Honours etc:

Forename(s): David

Surname: Parry

† Date of Birth: Day 25 Month 01 Year 1964

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

42 Kerr Place, Old Brewery Close

Post town: Aylesbury

County / Region:

Postcode: HP21 7BB

Country: United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/9/05

(**~~director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 01641049

Company Name in full Aidcom Technology Limited

Changes of particulars form — *Complete in all cases*

Date of change of particulars: Day 24 Month 09 Year 2005

Name * Style / Title: | * Honours etc:

Forename(s): David

Surname: Parry

† Date of Birth: Day 25 Month 01 Year 1964

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: 42 Kerr Place, Old Brewery Close

Post town: Aylesbury

County / Region: | Postcode: HP21 7BB

Country: United Kingdom

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/9/05

(**~~director/~~ secretary/ administrator/ ~~administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number | DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00629357

Company Name in full Professional Perspectives Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 24 Month 09 Year 2005

Name * Style / Title | * Honours etc

Forename(s) David

Surname Parry

† Date of Birth — Day 25 Month 01 Year 1964

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address *(enter new address)* 42 Kerr Place, Old Brewery Close

Post town Aylesbury

County / Region | Postcode HP21 7BB

Country United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/9/05

(**director/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number | DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5400141

Company Name in full TNS Kappa Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day: 24 Month: 09 Year: 2005

Name * Style / Title: * Honours etc:

Forename(s): David

Surname: Parry

† Date of Birth — Day: 25 Month: 01 Year: 1964

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

42 Kerr Place, Old Brewery Close

Post town: Aylesbury

County / Region: Postcode: HP21 7BB

Country: United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/9/05

(**director/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Adjoa Prempeh, c/o Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5522068

Company Name in full TNS Nectar UK Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day: 24 Month: 09 Year: 2005

Name * Style / Title: * Honours etc:

Forename(s): David

Surname: Parry

† Date of Birth — Day: 25 Month: 01 Year: 1964

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

42 Kerr Place, Old Brewery Close

Post town: Aylesbury

County / Region: Postcode: HP21 7BB

Country: United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/9/05

(**director/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Adjoa Rumpeh, c/o Taylor Nelson Sofres plc,
TNS House, Westgate, London W5 1UA

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number

Company Name in full TNS-NFO LLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 24 Month 09 Year 2005

Name * Style / Title | * Honours etc

Forename(s): David

Surname: Parry

† Date of Birth: Day 25 Month 01 Year 1964

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

42 Kerr Place, Old Brewery Close

Post town: Aylesbury

County / Region:

Postcode: HP21 7BB

Country: United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/9/05

(**~~director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Adjoa Prempeh, c/o Taylor Nelson Sofres Plc
TNS House, Westgate, London W5 1UA

Tel

DX number | DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 04177804

Company Name in full TNS Overseas Holdings (Zeta) Limited

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 2 4 0 9 2 0 0 5

Name * Style / Title | * Honours etc

Forename(s) David

Surname Parry

† Date of Birth (Day Month Year): 2 5 0 1 1 9 6 4

Change of name *(enter new name)*

Forename(s)

Surname

Change of usual residential address *(enter new address)*

42 Kerr Place, Old Brewery Close

Post town Aylesbury

County / Region

Postcode HP21 7BB

Country United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature]

Date 26/9/05

(**director/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03965469

Company Name in full TNS Overseas Holdings (Gamma) Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 24 Month 09 Year 2005

Name * Style / Title   * Honours etc

Forename(s) David

Surname Parry

† Date of Birth — Day 25 Month 01 Year 1964

Change of name *(enter new name)*

Forename(s)

Surname

Change of usual residential address *(enter new address)*

42 Kerr Place, Old Brewery Close

Post town Aylesbury

County / Region

Postcode HP21 7BB

Country United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/9/05

(**director/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03986121

Company Name in full TNS Overseas Holdings (Epsilon) Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 24 Month 09 Year 2005

Name * Style / Title: * Honours etc:

Forename(s): David

Surname: Parry

† Date of Birth — Day 25 Month 01 Year 1964

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

42 Kerr Place, Old Brewery Close

Post town: Aylesbury

County / Region:

Postcode: HP21 7BB

Country: United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/9/05

(**director/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03968944

Company Name in full TNS Overseas Holdings (Delta) Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 24 Month 09 Year 2005

Name * Style / Title | * Honours etc

Forename(s) David

Surname Parry

† Date of Birth — Day 25 Month 01 Year 1964

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address *(enter new address)* 42 Kerr Place, Old Brewery Close

Post town Aylesbury

County / Region | Postcode HP21 7BB

Country United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/9/05

(**director/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number | DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03965472

Company Name in full TNS Overseas Holdings (Beta) Limited

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 24 Month 09 Year 2005

Name * Style / Title:

* Honours etc:

Forename(s): David

Surname: Parry

† Date of Birth: Day 25 Month 01 Year 1964

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

42 Kerr Place, Old Brewery Close

Post town: Aylesbury

County / Region:

Postcode: HP21 7BB

Country: United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/9/05

(**director/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03965470

Company Name in full TNS Overseas Holdings (Alpha) Limited

Changes of particulars form

Complete in all cases

Date of change of particulars

Day	Month	Year
2 4	0 9	2 0 0 5

Name * Style / Title: | * Honours etc:

Forename(s): David

Surname: Parry

† Date of Birth

Day	Month	Year
2 5	0 1	1 9 6 4

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

42 Kerr Place, Old Brewery Close

Post town: Aylesbury

County / Region: | Postcode: HP21 7BB

Country: United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed [signature] **Date** 26/9/05

(~~**director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,

London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**